August 25, 2010	VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings, Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE
Washington, DC 20549

Re:                             Best Buy Co., Inc.

Form 10-K for the Fiscal Year Ended February 27, 2010 (“Form 10-K”)

Filed April 28, 2010

Definitive Proxy Statement filed on Schedule 14A (“Proxy Statement”)

Filed May 11, 2010

File No. 1-9595

Dear Mr. Owings:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K and Proxy Statement, as set forth in your letter dated August 11, 2010.   For convenience, the staff’s numbered and bulleted comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you, Mr. Anderegg and Ms. Ransom by overnight mail.

Form 10-K

Item 3. Legal Proceedings, page 22

1.              Please tell us what consideration you have given to providing quantifiable disclosure regarding the amount of damages being sought in the action discussed here.

In assessing whether to provide quantifiable disclosure regarding the amount of damages being sought in any litigation, we consider the facts underlying the claim, the procedural history of the litigation (including the status of class certification), and the degree to which we intend to defend our company in the matter.  Based upon our assessment of each of these factors for the Holloway case at the time we filed the Form 10-K, we concluded that we would be unable to provide meaningful quantification of our exposure in that case.

Item 7. Management’s Discussion and Analysis, page 31

2.              Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that you significantly reduced your capital expenditures in 2009. Discuss whether this trend will continue for your capital expenditure plans for 2010. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•                  Economic or industry-wide factors relevant to your company, and

•                  Material opportunities, challenges, and

•                  Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

At the time we filed the Form 10-K, we faced extreme levels of economic uncertainty.  While no business sector has been immune to this, retailers in particular are acutely susceptible to short-term changes in consumer confidence, and such volatility makes it very difficult to make reliable predictions of future trends.  Rapid changes in technology and consumer tastes, vendor promotional activity and the competitive environment are other factors that exacerbate this uncertainty.  As a result, and in order to assist our investors in evaluating the extent to which past performance is indicative of future performance, we focused in the Form 10-K on providing clear insight into our strategic priorities.  We believe that this allowed our investors to evaluate our strategies in the context of their own perspective on the macro-economic environment, and thus make a well-informed assessment of our future prosperity.

By way of example, we draw your attention to the following disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), on page 32 of the Form 10-K:

•                  In regards to our Connected World strategy and how it provides us a future opportunity we stated, “We believe this business priority represents an opportunity for future growth as we plan to further expand our digital offerings.”

•                  We included the following related to international growth, “We believe the success of our customer centricity strategy in the U.S. and Canada has global application, and that we can learn and adapt much more quickly and share best practices as we continue to expand the strategy across the globe.”

•                  In the paragraph captioned, “Efficient and Effective Enterprise,” we discussed how we worked to become a more efficient and effective company in fiscal 2010 as a result of the challenging economic environment. We further stated that we believe we can sustain the more efficient cost structure, as well as progress as the economy recovers.

In addition, we believe it is widely understood by our investors that our capital spending (particularly with respect to opening new stores and remodeling existing stores) is a component of our cash flow and capital management strategy which, to a large extent, we can adjust in response to economic and other changes in our business environment. To underscore that point, we noted on page 32 that “[I]n fiscal 2010, due to the challenging global economy, we heightened our focus on carefully managing our expenses and capital expenditures. Accordingly, we adjusted our new store opening plans and reduced our overall spending at stores, distribution centers and our principal headquarters.”

In our future filings we will provide more detailed information relating to certain key factors and trends; how they have affected our results; our strategic response; and how they could impact us going forward.  Specifically we will include the following additional disclosures:

Overview Section:

•                  Economic or industry-wide factors relevant to our company

•                  An explanation of how these factors impact our business and how we intend to manage them

Results of Operations Section:

•                  A description of the impact of these factors on our earnings and cash flows

•                  Expectations we have for future trends, to the extent we can foresee

Liquidity and Capital Resources Section:

•                  An explanation of how we plan to address uncertainty as part of our cash flow and capital management strategy

We anticipate introducing these changes for all quarterly and annual filings commencing with our Quarterly Report on Form 10-Q to be filed in early October 2010.

Definitive Proxy Statement filed on Schedule 14A

Nominees and Directors, page 17

3.              Please revise to describe the business experience of Messrs. Dunn, Mikan, and Paull for the past five years, or clarify your disclosure by adding dates or the duration of employment. Please make similar revisions to your Form 10-K starting on page 23, concerning the business experience disclosures for Messrs. Dunn, Judge, Muehlbauer, Patel, Pratt, Robinson, Sheehan, Vitelli, Wheway and Ms. Grafton. Please avoid using phrases like “various executive positions.” Refer to Item 401(e) of Regulation S-K.

We will provide dates for the past five years of business experience of our directors, nominees and executive officers in all of our future filings, as applicable. We will also provide more specific detail regarding previous positions held and eliminate language such as “various executive positions” in our future filings.

As an example for our future filings, we have attached as Appendix A a draft of revised biographies of the cited officers and directors, marked to show changes from the biographies included in the Proxy Statement and Form 10-K.

Executive and Director Compensation, page 26

4.              We note your disclosure that “the named executive officers generally participated in the same compensation programs and were evaluated similarly.” Please refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please describe in greater detail your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Our named executive officers generally participated in the same compensation program and were evaluated similarly; however, as discussed on page 40 of the Proxy Statement under Special Circumstances, during fiscal 2010, special circumstances or events arose which resulted in several unique compensation arrangements.

With regard to our Chief Executive Officer, Mr. Dunn, we explained on page 40: “In June 2009, Mr. Dunn received options to purchase 300,000 shares as a special grant because of his promotion to CEO.  This one-time grant was intended to increase his alignment with shareholders by having a greater portion of his compensation tied to shareholder value creation.  The special grant stock options have the same terms as the LTIP stock options.”  We believe the foregoing disclosure sufficiently explains the only component of our Chief Executive Officer’s compensation that was materially different from the compensation of the other named executive officers in fiscal 2010.

How We Determine Compensation, page 27

5.              We note that the Human Resource leadership team provides the Compensation Committee with compensation recommendations. In this regard, we note that the Compensation Committee is authorized to delegate certain responsibilities to management. If applicable, describe the responsibilities that have been delegated to management or the Human Resources leadership team and why the Compensation Committee decided to delegate these responsibilities.

As noted on page 27 of the Proxy Statement, the Compensation and Human Resources Committee of our Board of Directors (“Compensation Committee”) is authorized to delegate certain responsibilities to management regarding employee compensation and benefit plans, as specified in the Compensation Committee’s charter. We do not believe any of the matters delegated by the Compensation Committee to management are material, and we note that the Compensation Committee maintains full responsibility for approving the individual elements of compensation and benefits for our named executive officers.

In our future filings, we will disclose the responsibilities the Compensation Committee has delegated to management and why the Compensation Committee decided to delegate these responsibilities. For example, the disclosure in our next proxy statement will be substantially as follows:

“How We Determine Compensation. The Compensation Committee is responsible for determining and approving executive compensation. In addition, the Compensation Committee oversees the development, evaluation and approval of incentive compensation, equity-based pay and other material employee benefit plans for all employees, including our named executive officers. The Compensation Committee is authorized to delegate certain responsibilities to management regarding employee compensation and benefit plans, as specified in the Compensation Committee’s charter. In addition, our Chief Executive Officer, and our President and Chief Operating Officer, if any, have authority under our Amended and Restated By-Laws to delegate duties to the vice presidents and operating unit or function presidents. The Compensation Committee has delegated certain of its responsibilities to management, including for example: (1) to our Chief Executive Officer, the authority to appoint officers at the vice president level; (2) to our Executive Vice President, Chief Human Resource Officer, the authority to modify officer titles, provided that the modification does not impact the officer’s compensation or role; and (3) to our Executive Vice President, Chief Human Resource Officer, the authority to amend our benefit plans for limited and immaterial purposes, such as to comply with applicable laws and regulations.  The Compensation Committee maintains full responsibility for approving the individual elements of compensation and benefits for our named executive officers, though it has delegated certain responsibilities to members of management with regard to human resources matters that do not materially impact our named executive officers to ensure timely decision-making, maintain compliance with legal or regulatory obligations or for other administrative reasons. The Compensation Committee’s charter is available on our Web site at www.bby.com — select the “Investor Relations” link and then the “Corporate Governance” link. Our Amended and Restated By-Laws can also be found at this link.”

Short-Term Incentive, page 36

6.              Please elaborate upon your disclosure to explain how you arrived at the individual and total target payouts as a percentage of salary as these amounts appear to vary among the named executive officers and it would be helpful to understand why.

The Compensation Committee considers several factors in determining the target payout percentage for each named executive officer under our Executive Officer Short-Term Incentive Program, with particular emphasis on internal job ranking. Additional factors considered include each named executive officer’s job responsibilities, expertise, years and level of experience, and the importance of retaining each named executive officer. In addition, the Compensation Committee considers external market research and analysis of peer companies, the retail industry and the Fortune 100, as well as internal pay equity among the named executive officers. The Compensation Committee evaluates these factors separately for each named executive officer, and the relative importance of specific factors may vary from officer to officer based upon the facts and circumstances.  While the individual and total target payouts appear to vary among the named executive officers for fiscal 2010, the Compensation Committee has generally employed a tiered approach in determining potential payouts for short-term incentives, with the mix of at-risk pay to base salary shifting toward having more at-risk pay for those at higher levels in our company in order to tie greater accountability and rewards to overall company performance. However, we note that during fiscal 2010, as indicated in the Proxy Statement, Messrs. Dunn and Vitelli were promoted to new roles, which ultimately resulted in a weighted average impact on their short-term incentive (“STI”) targets and payouts for the year.

In our future filings, we will provide additional disclosures to explain:

•                  The key factors considered by the Compensation Committee when determining STI target payouts for our named executive officers

•                  The tiered approach we use to rationalize STI target payouts for our named executive officers

Target Payout Percentages — Wheway, page 41

7.              We note that you have described the nature of the targets for Mr. Wheway’s short term incentive compensation but you have not actually disclosed the targets. We further note your statement that disclosure of specific targets would cause you competitive harm. Please tell us why you believe that competitive harm would result with respect to disclosure of these targets and revise your disclosure to discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels. Please also discuss any discretion that may be exercised in granting such awards for Mr. Wheway and, in the appropriate place in your disclosures, for your other executive officers, absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Mr. Wheway’s STI targets for fiscal 2010 were split evenly between our two European retail operations, by brand, namely (i) the Best Buy retail operations in the U.K. (“Best Buy U.K.”) and (ii) The Carphone Warehouse (including The Phone House) retail operations across Europe. We considered the following factors in determining whether to provide disclosure of Mr. Wheway’s specific STI targets in fiscal 2010.

A.           Numeric incentive targets of disclosed financial measures are immaterial to investors, particularly for Best Buy branded stores in the United Kingdom in a year in which the stores were not open for the full period.

We believe that the numeric targets of Mr. Wheway’s award would be immaterial to investors. We have disclosed Mr. Wheway’s actual compensation on page 49 of the Proxy Statement and the financial metrics utilized in determining the level of his STI compensation on page 41 of the Proxy Statement. Mr. Wheway’s compensation arrangements can be readily understood without the additional disclosure of the numeric targets we utilized.

Mr. Wheway’s STI award was based not on Best Buy’s overall performance, but on the performance of our European operations. The performance of the two brands is included in our international segment reporting. We believe our investors would have more interest in the metrics used to measure performance than in the numeric targets used.

Investors understand the results of our European operations in conjunction with our overall results.  We believe that the value to investors of knowing the targets used to determine Mr. Wheway’s STI compensation is negligible, and that the information is therefore immaterial.  Moreover, we believe the damage caused to our investors due to the competitive harm that would result from our disclosure of this information would be significant.

B.             Disclosing numeric targets would harm us competitively.

The standard for not disclosing our numerical performance targets under Instruction 4 to Item 402(b) is the same as under Rule 406 or Rule 24b-2 (Exemption 4 of the Freedom of Information Act), that is “trade secrets and commercial or financial information obtained from a person and privileged or confidential....” 5 U.S.C. § 552(b)(4). The targets we have not disclosed consist of commercial and financial information, and naturally by definition, all information obtained by the Commission pursuant to the Securities Exchange Act of 1934 is “obtained from a person.” Therefore, if the information was material, the issue at hand would be whether it was either “privileged” or “confidential.”

As noted in Staff Legal Bulletin No. 1 (Feb. 28, 1997), one of the leading cases interpreting the FOIA (b)(4) exemption is National Parks & Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974). In that case, after discussing the legislative history of the section, the court concluded, in relevant part: “To summarize, commercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have…the following effects:…or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” 498 F.2d at 770.

We believe that disclosure of the performance targets in question would be likely to cause substantial harm to the competitive position of Best Buy as follows:

Competitors would be aided in making decisions on how to compete with Best Buy U.K. and The Carphone Warehouse stores.

Disclosing the performance targets of our European retail operations would be damaging. Mr. Wheway’s STI compensation was based on the performance of our European retail operations. The Best Buy U.K. operations are in a greenfield, start-up phase, and face much larger and well-funded competitors that do not disclose their performance targets, and therefore disclosure of Mr. Wheway’s targets would put us at a competitive disadvantage.

We have been consistent regarding the financial information we disclose in our earnings releases, communications with analysts and filings with the Commission. We disclose financial information for Best Buy and our subsidiaries on a consolidated basis, and sales and operating income by reportable segment as required by accounting standards generally accepted in the United States. Disclosing the performance targets used to determine Mr. Wheway’s STI compensation would require disclosure of financial and non-financial measures of our European retail operations that cannot be extracted from our historical financial statements, thus providing competitors with information about the business units that has not been disclosed in the past and would not otherwise be disclosed. The performance targets could be used by competitors and suppliers to derive information that they could use to their competitive advantage and to our commercial detriment.

Disclosure of Mr. Wheway’s STI performance targets and actual performance against those targets could have the following effects:

•                  Disclosure of cash flow, profit before interest and tax, wireless margin, capital expenditure per store opening and operating plan financial data and the actual performance against those targets would give competitive third parties insight into our strategy and expectations for European growth and profitability. It would allow these third parties to determine whether our European profitability was growing, flat or shrinking and whether this portion of our international segment was meeting budgeted expectations.

•                  By reviewing a business unit’s sales and operating profit margin targets over time along with the business unit’s performance against those targets, these third parties could identify valuable information about our cost structure and trends in our growth and profit expectations for this portion of our international segment and determine its long-term success or shortcomings, draw inferences regarding how the business is expected to achieve its targeted levels, growth, margins, costs, etc., and make assumptions for the current year targets and target achievement difficulty.

Competitors could use this information to harm us as follows:

•                  Competitors would gain valuable information regarding the cost structure of our European store operating model, the break-even point of our stores and the profitability trends we expect to see from our new stores.  This knowledge will allow our competitors to adjust their strategies at the store, market and country level, in order for them to compete with us more effectively and in the case of our new Best Buy U.K. retail operations, reinforce barriers to entry we face as a new market entrant.

•                  Competitors could identify profit trends of our European stores and target the relevant markets for increased sales efforts, which could include comparing past performance and predicted future performance to attack customer confidence in our business as a long-term provider. With this knowledge, customers might shift their purchases to a competitor.

•                  Conversely, competitors could identify increasing profit trends and determine that we were very successful and making operating profit margins higher than industry norms. Competitors could use this information to compare their own margins against our margins and undercut our pricing and margins.

•                  Furthermore, competitors and potential competitors could identify our business as producing exceptional operating profits or growth trends and target their own mix in the market for increased investment and sales efforts in order to increase the competitors’ market share in the profitable market. This increased investment and sales effort could cause us to lose market share or increase our costs in order to maintain our market share.

Suppliers could also make use of this information as follows:

•                  If suppliers know from historical performance targets and performance against the targets that our European business’ growth historically lags behind or exceeds our consolidated company growth, then suppliers could estimate the European business’ performance with respect to its targets (e.g., falling short or exceeding its targets) for the first few quarters and use that information to our detriment in negotiations with our European business. For instance, suppliers could estimate the need to achieve increased sales volumes.

•                  Furthermore, suppliers might increase their prices if they knew that we had higher profit margins.

•                  If suppliers knew whether, or the level at which, our performance targets for the previous year’s operating margin were or were not met, they would gain insight into our ability to negotiate new or different terms for the current year (e.g., pricing and volume) and know whether to use the previous year’s terms or negotiations as starting points or use higher or lower terms.

For these reasons, we are extremely concerned about disclosing the numeric targets for Mr. Wheway’s STI compensation plan. Disclosure would competitively harm us for the reasons discussed above, without offering investors real value. Accordingly, we respectfully urge the staff not to require additional disclosure.

Regarding disclosure of the level of difficulty inherent in targets set for Mr. Wheway’s fiscal 2010 STI, the targets were set at a level whereby achieving maximum payout would be possible, but not likely. Given the appointment in fiscal 2010 of Mr. Wheway into a new role with joint responsibility for both the new Best Buy U.K. big-box stores and existing small format The Carphone Warehouse stores, the lack of historical perspective and comparability to previous years’ targets made it difficult for us to quantify the likelihood of attaining such targets. In our future filings, to the extent possible, we will provide greater insight into the level of difficulty inherent in Mr. Wheway’s STI targets.

As stated in the Compensation Committee’s charter available on our Web site, one of the responsibilities of the Compensation Committee is to review and approve the individual elements of compensation and benefits for the our Executive Officers, which includes Mr. Wheway. As such, all of our short-term incentive program documents and award agreements provide the Compensation Committee with discretion for adjusting award payouts, including accounting for unforeseen circumstances.  Examples of unforeseen circumstances may include, but are not limited to, required changes associated with the adoption of new accounting or regulatory guidance and acquisitions or disposals during the program year.

Grants of Plan-Based Awards, page 52

8.              Please tell us why the table that appears here does not appear to reflect the estimated future payouts you have made under your Executive Officer Short-Term Incentive Plan as non-equity awards.

With regard to our Executive Officer Short-Term Incentive Program, since the payouts for fiscal 2010 had already been determined by the time the Proxy Statement was filed, we disclosed the actual payouts in the Summary Compensation Table on page 49, in the “Non-Equity Incentive Plan Compensation” column, and we did not include any amounts as estimated future payouts in the table for Grants of Plan-Based Awards on page 52. However, in our future filings, we will include the estimated threshold, target and maximum payouts for each of our named executive officers under our Executive Officer Short-Term Incentive Program in the table for Grants of Plan-Based Awards, as well as continue to include the actual payouts under such program in the Summary Compensation Table.

We hereby represent that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can assist with your review of this letter, or if you have any questions on any of the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-5833.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:                                 Scott Anderegg, U.S. Securities and Exchange Commission

Mara Ransom, U.S. Securities and Exchange Commission

Scott Erickson, Deloitte & Touche LLP

Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.

Brian Dunn, Best Buy Co., Inc.

James Muehlbauer, Best Buy Co., Inc.

APPENDIX A

Definitive Proxy Statement filed on Schedule 14A
Nominees & Directors, page 17
Proxy Statement Biographies — Directors Dunn, Mikan and Paull

Brian J. Dunn, 49, has been a director since June 2009 when he was also named our CEO. A 25-year veteran of our company, Mr. Dunn began his career with us as a store associate in 1985 when we operated only a dozen stores. From ~~February~~ 2006 until being named to his current position, Mr. Dunn served as President and Chief Operating Officer. ~~Prior to that, he held numerous positions within our company, including~~From 2004 to 2006, Mr. Dunn was President — Retail, North America~~,~~. From 2002 to 2004, he served as Executive Vice President~~,~~ — Best Buy U.S. Retail. Prior to that, he served as Senior Vice President, Regional Vice President, Regional Manager, District Manager and Store Manager. During his time with us, Mr. Dunn has made significant contributions to our market share growth, employee retention, vendor relationships and customer satisfaction scores. Mr. Dunn also serves on the board of Dick’s Sporting Goods, Inc., a full-line sporting goods retailer, as well as on the board of The Best Buy Children’s Foundation. Mr. Dunn plans to complete his term on the board of Dick’s Sporting Goods, Inc., but will not stand for re-election at their June 2010 meeting. Mr. Dunn has established himself as a powerful representative of our brand, an advocate for our unique culture, and a decisive architect of organizational transformation. His personal involvement in the site selection and opening process of over five hundred stores provides him with valuable commercial real estate experience. In addition, Mr. Dunn’s day-to-day leadership provides him with intimate knowledge of our operations. His reputation as a leader and success in retail, branding and market expansion are valuable assets to the Board as it looks to move forward in an ever-changing retail environment.

George L. Mikan III, 38, has been a director since April 2008. Since November 2006, he has been the executive vice president and chief financial officer of UnitedHealth Group Incorporated~~.~~, a diversified health and well-being company. From February 2006 to November 2006, Mr. Mikan served as senior vice president of finance of UnitedHealth. From 2004 to 2006, Mr. Mikan was chief financial officer of UnitedHealthcare and president of UnitedHealth Networks, both affiliates of UnitedHealth.  Mr. Mikan joined UnitedHealth in 1998 and has ~~held various executive positions~~served in finance-related roles of increasing responsibility from 1998 to ~~the present~~2004, including an executive role on the corporate development group responsible for merger and acquisition activities. From 1994 to 1998, he was employed at Arthur Andersen LLP. From his years at UnitedHealth and Arthur Andersen, Mr. Mikan gained solid financial and merger and acquisitions expertise, as well as public company leadership experience. This knowledge and experience is a valuable asset to the Board as we continue to explore growth opportunities, provide benefits for thousands of employees and position our company for financial growth.

Matthew H. Paull, 58, has been a director since September 2003. He has also been named our first Lead Independent Director and plans to serve in that role for the upcoming year. From 2001 until he retired in 2008, Mr. Paull ~~is the former~~served as corporate senior executive vice president and chief financial officer for McDonald’s Corporation, which develops, operates, franchises and services a worldwide system of McDonald’s restaurants. ~~He retired from that position in January 2008.~~ At McDonald’s, Mr. Paull acquired a background in strong branding and consumer trends, knowledge that is highly relatable to our company. Prior to joining McDonald’s Corporation in 1993, he was a partner at Ernst & Young LLP, specializing in international tax. He also serves on the advisory board of Pershing Square Capital Management, a New York-based hedge fund. Mr. Paull previously served as a trustee of the Ravinia Festival Association, which offers concerts and other entertainment in suburban Chicago, Illinois, and as an advisory council member for the Federal Reserve Bank of Chicago. As a former executive professor in residence at the University of San Diego, Mr. Paull also possesses an understanding of the academic world. Because of his professional experience, Mr. Paull has significant financial acumen, knowledge of hedge funds and investments, broad experience in global operations and extensive experience in tax matters, all of which enable Mr. Paull to make valuable contributions to our Board.

Form 10-K Biographies — Officers Dunn, Grafton, Judge, Muehlbauer, Patel, Pratt, Robinson, Sheehan, Vitelli, and Wheway.

Brian J. Dunn was named our Chief Executive Officer in June 2009 when he was also appointed as a director. A 25-year veteran of our company, Mr. Dunn began his career with us as a store associate in 1985 when we operated only a dozen stores. From ~~February~~ 2006 until being named to his current position, Mr. Dunn served as President and Chief Operating Officer. ~~Prior to that, he held numerous positions within our company, including~~From 2004 to 2006, Mr. Dunn was President — Retail, North America~~,~~. From 2002 to 2004, he served as Executive Vice President~~,~~ — Best Buy U.S. Retail. Prior to that, he served as Senior Vice President, Regional Vice President, Regional Manager, District Manager and Store Manager. During his time with us, Mr. Dunn has made significant contributions to our market share growth, employee retention, vendor relationships and customer satisfaction scores. Mr. Dunn also serves on the board of Dick’s Sporting Goods, Inc., a full-line sporting goods retailer, as well as on the boards of the Greater Twin Cities United Way and The Best Buy Children’s Foundation. Mr. Dunn plans to complete his term on the board of Dick’s Sporting Goods, Inc., but will not stand for re-election at their June 2010 meeting. Mr. Dunn has established himself as a powerful representative of our brand, an advocate for our unique culture, and a decisive architect of organizational transformation. His personal involvement in the site selection and opening process of over five hundred stores provides him with valuable commercial real estate experience. In addition, Mr. Dunn’s day-to-day leadership provides him with intimate knowledge of our operations. His reputation as a leader and success in retail, branding and market expansion are valuable assets to the Board as it looks to move forward in an ever-changing retail environment.

Susan S. Grafton was named Vice President, Controller and Chief Accounting Officer in December 2006. ~~Ms. Grafton joined us in 2000 and has held positions~~From 2005 to 2006, she served as Vice President — Financial Operations and Controller, and from 2004 to 2005, she served as Vice President — Finance, Planning and Performance Management~~, Senior Director, and Director.~~.  Prior to joining us in 2000, she was with The Pillsbury Company and Pitney Bowes, Inc. in ~~numerous~~ finance and accounting positions. Ms. Grafton is a member of Financial Executives International’s Committee on Corporate Reporting. She also serves on the Finance Leaders Council for the Retail Industry Leaders Association and the Financial Executive Council for the National Retail Federation.

Barry Judge was named Executive Vice President~~,~~ - Chief Marketing Officer in July 2009. He was appointed to the Chief Marketing Officer role in 2008. Prior to that appointment, Mr. Judge served as Senior Vice President — Marketing~~.~~ from 2007 to 2008 and as Senior Vice President - Consumer and Brand Marketing from 2004 to 2007. Mr. Judge joined us in 1999 as a member of our e-commerce team. Prior to joining us, he spent four years as vice president of marketing for Caribou Coffee Company. His professional career includes marketing and management positions at Young & Rubicam, Coca Cola USA, The Quaker Oats Company, and The Pillsbury Company.

James L. Muehlbauer was named Executive Vice President — Finance and Chief Financial Officer in April 2008. ~~Previously~~In 2007, he ~~served as~~was appointed Enterprise Chief Financial Officer (interim~~),~~ ). From 2006 to 2007, he served as Senior Vice President and Chief Financial Officer — Best Buy U.S., and from 2003 to 2006, as Senior Vice President — Finance~~, and Vice President and Chief Financial Officer — Musicland~~. Prior to joining us, Mr. Muehlbauer spent 10 years with The Pillsbury Company, a consumer packaged goods company, where he held ~~various~~ senior-level finance management positions, including vice president and worldwide controller, vice president of operations, divisional finance director, director of mergers and acquisitions, and director of internal audit. A certified public accountant (inactive), Mr. Muehlbauer spent eight years with Coopers & Lybrand LLP (now PricewaterhouseCoopers) including senior manager positions in the firm’s audit and consulting practices. He serves on the board of overseers of the University of Minnesota Carlson School of Management.

Kalendu Patel was named Executive Vice President, President — Asia in March 2010. Mr. Patel joined us in 2003 and ~~has held positions~~served as Executive Vice President — Emerging Business from 2009 until March 2010, Executive Vice President — Strategy and International~~,~~  Development from 2005 to 2009, and Senior Vice President ~~and Vice President~~- Strategy and International Development from 2004 to 2005. Prior to joining us, Mr. Patel was a partner for four years at Strategos, a strategic consulting firm. Prior to that, he held various positions with KPMG Consulting Inc. and Courtaulds PLC in the U.K.

Michael J. Pratt As of April 2010, Mr. Pratt is no longer ~~a Section 16~~an Executive Officer~~.~~  of our company.

Ryan D. Robinson was named Senior Vice President, Chief Financial Officer — U.S. Strategic Business Unit and Treasurer in December 2007. Mr. Robinson joined us in 2002 and ~~has held positions~~served as Senior Vice President and Chief Financial Officer — New Growth Platforms from 2006 to 2007, Senior Vice President — Finance and Treasurer from 2005 to 2006, and Vice President — Finance and Treasurer from 2002 to 2005. Prior to joining us, he spent 15 years at ABN AMRO Holding N.V., an international bank, and most recently served as senior vice president and director of that financial institution’s North American private-equity unit. Mr. Robinson also held management positions in ABN AMRO Holding N.V.’s corporate finance, finance advisory, acquisitions and asset securitization divisions. Mr. Robinson is a member of the board of directors of Children’s Hospitals and Clinics of Minnesota.

Timothy R. Sheehan was named Executive Vice President, Chief Administrative Officer in March 2010. He previously served as Executive Vice President — Enterprise Retail Operations since ~~July 2009.~~2009.  From 2004 to 2009, he served as Senior Vice President — Customer Experience Creation, where he focused on our branding and consumer support. Mr. Sheehan joined us in 1985 as a part-time sales associate and steadily advanced his career as our company grew. He has served us ~~in a multitude of roles, including~~as Regional Manager, District Manager and Store General Manager. Upon moving from the field into corporate, Mr. Sheehan continued to serve in many positions in retail operations, consumer relations and store support. ~~In 2006, he was appointed Senior Vice President — Customer Experience Creation, where he focused on our branding and consumer support.~~

Michael A. Vitelli was named Executive Vice President, President — Americas in March 2010. He previously served as Executive Vice President — Customer Operating Groups since ~~March~~ 2008. Mr. Vitelli joined us in ~~February~~ 2004 and ~~has held positions such~~served as Senior Vice President and General Manager of Home Solutions from 2007 to 2008, and Senior Vice President - Merchandising from 2005 to 2007. Prior to joining us, he spent 23 years with Sony Electronics, Inc., serving in positions of increasing responsibility including executive vice president of Sony’s Visual Products Company. Mr. Vitelli serves on the boards of the National Multiple Sclerosis Society, Minnesota Chapter, and the National Consumer Technology Industry chapter of the Anti-Defamation League, where he serves as the industry chair.

J. Scott Wheway is Chief Executive Officer — Best Buy Europe, appointed in July 2009. He joined us in May 2009 as Chief Operating Officer — Best Buy International. ~~Prior to joining~~From 2005 until the time he joined us, Mr. Wheway served as managing director of Boots the Chemist, a health and beauty chain in the U.K., part of Alliance Boots GmbH, an international health and beauty group with both retail and wholesale operations. Prior to joining Boots in 2005, Mr. Wheway spent 20 years at Tesco plc, a global retailer of food, non-food and retailing services, where he worked his way up from the sales floor to senior executive leadership positions, including operations director and change director. He also serves as a non-executive director of Aviva plc, a U.K.-based global insurer.